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                             December 18, 2023

       David Gow
       Chief Executive Officer
       SportsMap Tech Acquisition Corp.
       5353 West Alabama, Suite 415
       Houston, Texas 77056

                                                        Re: SportsMap Tech
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 13,
2023
                                                            File No. 333-275521

       Dear David Gow:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Sales of a substantial number of our securities in the public market by the registered holders or by our other existing securityholders..., page 38

   1. We note your revised disclosure in response to prior comment 6 and reissue the comment in part. Please expand
your disclosure to highlight the current approximate percentage of securities being
registered for resale out of the total number of securities outstanding.
 David Gow
FirstName
SportsMap LastNameDavid
           Tech AcquisitionGow
                            Corp.
Comapany18,
December  NameSportsMap
              2023         Tech Acquisition Corp.
December
Page 2    18, 2023 Page 2
FirstName LastName
        Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:      Ralph V. De Martino, Esq.